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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                             Commission File Number 0001-22563
                                              CUSIP Number: 12512T102
                                                            12512T110
                                                            12512T201

                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K   [ ]  Form 11-K   [ ] Form 20-F
                      [ ]  Form 10-Q  [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1999

[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:   ____________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant     CDSI HOLDINGS INC.

Former name if applicable PC411, INC.

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant could not obtain all the required information necessary to complete the annual report on Form 10-KSB.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          J. BRYANT KIRKLAND III              305                 579-8000
          ----------------------          -----------        -----------------
              (Name)                      (Area code)        (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X]  Yes    [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               CDSI HOLDINGS INC.
                  (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 3/31/2000                      By /s/ J. BRYANT KIRKLAND III
    ----------------------             -------------------------------------
                                       J. Bryant Kirkland III
                                       Vice President,
                                       Chief Financial Officer and Treasurer

Part IV - Other Information - Section 3

For the year ended December 31, 1999, CDSI Holdings Inc. ("CDSI") anticipates reporting revenues of approximately $430,000 and a net loss of approximately $2,675,000 compared to revenues of $122,545 and a net loss of $2,356,807 for the same period in 1998.

The increase in revenues is primarily due to an approximate $325,000 increase in revenues from the sale of cigarettes associated with the Company's subsidiary, Controlled Distribution Systems, Inc. ("CDS"). In December 1998, CDS acquired substantially all of TD Rowe Corporation's New York state cigarette vending route. The increase was offset by the absence of revenues associated with the Company's on-line electronic distribution service (the "PC411 Service") in 1999 versus $80,019 of revenues in 1998. CDSI contributed the non-cash assets and certain liabilities of the PC411 Service to Digital Asset Management Inc. ("DAMI") on November 5, 1998. The Company received preferred stock representing an initial 42.5% interest in DAMI in exchange for the PC411 Service. The Company now holds an approximate 10% interest on a fully diluted basis in DAMI.

The increase in net loss is due to an increased loss related to the CDS business of approximately $920,000, which resulted primarily from a write off of approximately $340,000 of acquisition costs associated with CDS and a charge of approximately $345,000 associated with the discontinuance of CDS' business related to the marketing and leasing of an inventory control system related to tobacco products. The increase in net loss is also attributable to an equity loss in the earnings of DAMI of approximately $500,000 in 1999 versus $133,874 in 1998 and was offset by the absence of the PC411 Service in 1999 versus a $1,288,519 loss from the PC411 Service in 1998.